SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CAT9 Group Inc.

(fka, ANDES 4 Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Wenfa "Simon" Sun

Chongqing BaNa District, Yu Dong Ying Dan Plaza 63-3

Chongqing, China

(023) 6223188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chongqing Field Industrial Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

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3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CHINA

	7	SOLE VOTING POWER

NUMBER OF		10,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%
2

14	TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.0001 par value, of CAT9 Group Inc., formerly, ANDES 4 Inc., a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Company is located at Chongqing BaNa District, YuDong YingDan Plaza 63-3 Chongqing, China 401320.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Chongqing Field Industrial Company Ltd..,(the “Reporting Person”) and Wenfa "Simon" Sun, a citizen of the People's Republic of China, residing at Chongqing BaNa District, YuDong YingDan Plaza 63-3 Chongqing, China 401320.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Chongqing Field Industrial Company Ltd..,( used working capital to make the acquisition of Common Stock and paid $40,000 to acquire 10,000,000 shares of the Company’s common stock from Richard Chiang.

For purposes of determining the percentages reported in this Schedule 13D, the Reporting Persons acquired beneficial ownership of 10,000,000 shares which is 100% of the Issuer’s outstanding shares of Common Stock (as reported in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 13, 2015).

For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Persons is 10,000,000 shares.

Mr. Wenfa "Simon" Sun has shared beneficial ownership of the 10,000,000 shares held by Chongqing Field Industrial Company Ltd., (through his ownership and control of Chongqing Field Industrial Company Ltd.)

ITEM 4. PURPOSE OF TRANSACTION.

          The Reporting Persons purchased the shares of Common Stock to acquire the ownership and control of the Company. The Reporting Persons intend to increase the number of members of the Company’s Board of Directors and to fill such positions at a later date. The Reporting Persons may use the Company to acquire or merge with Chongqing Field Industrial Company Ltd., or any other businesses.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Persons beneficially own 10,000,000 shares of Common Stock of the Issuer, which represents 100% of the issued and outstanding shares of the Issuer. Please see Item 3 — Source and Amount of Funds or Other Consideration.

(b)	Wenfa "Simon" Sun has sole power to vote or dispose of all the shares of Common Stock of the Issuer.

(c)	Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Share Purchase Agreement between Richard Chiang and Chongqing Field Industrial Company Ltd.

dated July 31, 2015 was filed as Exhibit 99.1 to CAT9 Group Inc (formerly) ANDES 4 Inc.’s Current Report on Form 8-K filed on August 13, 2015.

2. Joint Filing Agreement, to be filed as Exhibit 99.2, dated as of July 31, 2015 by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2015

CHONGQING FIELD INDUSTRIAL COMPANY LTD.

By:	/s/ Wenfa "Simon" Sun
Wenfa "Simon" Sun, President & CEO, Chairman

By:	/s/ Wenfa "Simon" Sun
Wenfa "Simon" Sun, Individually

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